ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Sarah Clinton T +1 617 951 7375 sarah.clinton@ropesgray.com

June 21, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Samantha Brutlag

Re:         GMO Trust (File Nos. 002-98772 and 811-04347) and GMO Series Trust (File Nos. 333-174627 and 811-22564) (each, as applicable, the “Registrant” and together, the “Registrants”)

Ladies and Gentlemen:

On June 17, 2019, Samantha Brutlag (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments to Sarah Clinton and Linda Hsu of Ropes & Gray LLP, counsel to the Registrants, regarding (i) Post-Effective Amendment No. 208 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 254 under the Investment Company Act of 1940, as amended (the “1940 Act”) (“Amendment 208/254”), to GMO Trust’s Registration Statement on Form N-1A relating to thirty series of GMO Trust (each a “GMO Trust Fund”); and (ii) Post-Effective Amendment No. 43 under the Securities Act and Amendment No. 45 under the 1940 Act (“Amendment 43/45”) to GMO Series Trust’s Registration Statement on Form N-1A relating to fifteen series of GMO Series Trust (each a “GMO Series Trust Fund” and together with the GMO Trust Funds, the “Funds”). Responses to the comments are set forth below. Please note that, as discussed with the Staff Reviewer, we have provided collective responses to numerous global comments that were applicable to multiple Funds and/or to both Registrants.

GMO Trust and GMO Series Trust

Multiple Funds

1.	Please provide the Staff with each Fund’s completed annual fund operating expenses table, expense example, and performance information at least one week prior to the effective date of the Registration Statement.

Securities and Exchange Commission	- 2 -	June 21, 2019

Response: The requested information was provided to the Staff Reviewer via electronic mail on June 21, 2018.

2.	For each Fund with the term “global,” “international,” or “world” in its name, please describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. For example, a Fund could have a policy to invest, under normal market conditions, at least 40% (or under unfavorable market conditions, at least 30%) of its assets in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response: The Registrants do not currently offer any Funds with the term “world” included in their names. The Registrants note that disclosure in the section of the Prospectus entitled “Name Policies” currently states that Funds with the terms “international” or “global” included in their names typically invest in investments that are tied economically to, or seek exposure to, a number of countries throughout the world. The Registrants note that this approach is consistent with the adopting release for Rule 35d-1 under the 1940 Act.1 In addition, the Registrants note that each Fund with “international” or “global” in its name includes in its Fund Summary section the returns of a world or multi-region index (e.g., MSCI All Country World Index, MSCI Europe, Australasia and Far East, and MSCI World Index) in response to Item 4 of Form N-1A.

The Registrants understand that the 40 percent test was articulated in the Investment Company Institute’s June 4, 2012 memorandum of understanding (the “ICI Names Rule Memo”), setting forth the Staff’s view on this topic (as communicated to the ICI). While the Registrants note that the ICI Names Rule Memo states that the 40 percent test is not compulsory, the Registrants confirm that, as disclosed in the Trusts’ most recent shareholder reports for the fiscal year ended February 28, 2019, all Funds with the terms “international” or “global” in their names invested at least 40% of their assets outside of the United States as of the most recent fiscal year end.

3.	The Staff notes that the description of “Leveraging Risk,” as it appears under “Principal risks of investing in the Fund” in the Fund Summary section of the Prospectus for certain Funds, states that “the Fund’s portfolio will be leveraged if it exercises its right to delay payment on a redemption….” Please explain the circumstances under which a Fund may delay payment on a redemption.

Response: The Registrants submit that, as further described in “Description of Principal Risks—Leveraging Risk” in each Registrant’s Prospectus, the referenced disclosure pertains to the fact that a Fund’s portfolio will be leveraged if the value of the Fund’s assets declines between the time as of which a Fund’s net asset value is next determined following receipt of a redemption request and the

1 Investment Company Act Release No. 24828 (January 17, 2001) (noting that funds using the terms “international” or “global” in their names are not governed by Rule 35d-1, but that the Commission would expect “investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world”).

Securities and Exchange Commission	- 3 -	June 21, 2019

time at which the Fund liquidates assets to meet redemption requests. The Registrants note that, as disclosed in the “How to Redeem Shares—Redemption Policies” section of each Registrant’s Prospectus (which also describes other circumstances under which the Fund may delay payment on a redemption), and consistent with Section 22(e) of the 1940 Act, while the Funds typically expect to make a redemption payment on the first business day following the day on which a redemption request is received in good order prior to the cut-off time, a Fund may take up to seven days to make a redemption payment.

GMO Emerging Country Debt Fund and GMO Emerging Country Debt Series Fund

4.	As stated under “Principal investment strategies” in the Fund Summary section of the Prospectus for each Fund, the Funds consider “emerging countries” to be “countries that are included in the Fund’s benchmark or that have similar national domestic products or default histories to those of countries included in the Fund’s benchmark.” Please explain why the latter part of this definition is sufficient to determine “emerging countries.” Does the Funds’ definition of “emerging countries” include any countries that would not be included in an independent list of “emerging countries,” such as those maintained by the World Bank, International Monetary Fund, or index providers such as FTSE, MSCI, or S&P?

Response: The Registrants submit that the Funds’ definition of “emerging countries” is appropriate. Consistent with Rule 35d-1, each Fund has a policy to invest, under normal circumstances, at least 80% of the value of its assets in debt investments that are tied economically to emerging countries (i.e., the particular type of investment and geographic region suggested by its name) and discloses in its Prospectus the specific criteria used by it to select “emerging countries” investments (pursuant to Rule 35d-1(a)(3)(ii)). The Registrants are not aware of Commission or Staff guidance indicating that “emerging countries” must be defined solely by reference to independent third party criteria and notes that when Rule 35d-1 was adopted, the Commission stated that, “[a]s a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” 2 The Staff reaffirmed this reasonableness standard subsequent to the adoption of Rule 35d-1.3

The Registrants note that the Funds define “emerging countries” with reference to their benchmark, the J.P. Morgan EMBI Global Index, which is an independently maintained and widely published index. The Registrants confirm that the Funds’ definition of emerging countries may result, and has resulted, in exposure to countries that are not in the Funds’ benchmark or other widely-used emerging country indices or independent third party lists. Nonetheless, the Registrants believe that these countries share key risk and investment characteristics (e.g., national domestic products or default histories) with the countries included in the Fund’s benchmark. The Registrants maintain that the inclusion of countries with similar national domestic products or default histories to those of countries included in the each Fund’s benchmark is reasonable and not misleading to investors in

2 Id. at footnote 43.

3 See “Frequently Asked Questions about Rule 35d-1 (Investment Company Names) at Q.6, http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

Securities and Exchange Commission	- 4 -	June 21, 2019

that it would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments.4

GMO Emerging Country Debt Fund invests primarily in sovereign and quasi-sovereign debt in emerging countries. Given the scope of the Funds’ investment focus, the Registrants believe it is advantageous for the Funds to be able to consider the widest range of investments that fit its principal investment strategies. The Registrants believe that some countries that may not be included in an emerging countries index or independent third party list of “emerging countries” provide appealing investment opportunities and compelling risk-return profiles (in many cases because those countries are not included in those indices or lists). The Registrants note that many emerging country indices will include a country only if the country meets the index’s criteria, which in the case of the Funds’ benchmark include (among other things) a per capita income ceiling, minimum debt issuance levels, and historical restructuring experience. Accordingly, a country may be excluded from the index if, for example, it has not issued sufficient debt that is tradeable in the global marketplace, notwithstanding the fact that the country falls below the per capita income ceiling, has defaulted recently, or otherwise meets the index inclusion criteria. The Registrants believe that such a country still may be considered an “emerging country” and that limiting “emerging countries” to those that satisfy the criteria set by third parties is not required or in the best interests of Fund shareholders.

GMO Trust

Multiple Funds

5.	The Staff notes that for certain Funds, the description of the Fund’s management fee and expense waiver/reimbursement arrangements in footnote 1 of the Annual Fund operating expenses table is lengthy. The Staff suggests separating this disclosure into two separate footnotes, one that describes the management fee and one that describes the expense reimbursement/waiver arrangements.

Response: The Registrant submits that the footnote is compliant with the requirements of Form N-1A and respectfully declines to separate the disclosure into two separate footnotes.

6.	The Staff notes that GMO International Equity Allocation Fund and certain other GMO Trust Funds report 0.00% management fees in the Annual Fund operating expenses table and include a footnote that states the 0.00% fee “[i]ncludes both management fee and class-specific shareholder service fee, if any, for each class of shares.” Please supplementally confirm that the management fee and shareholder service fee for these Funds is equal to 0.00% and explain why.

Response: The Registrant confirms the 0.00% management fee line item in the Annual Fund operating expenses table for each of GMO International Equity Allocation Fund, GMO Global Asset Allocation Fund, GMO Global Equity Allocation Fund, GMO Global Developed Equity Allocation Fund, GMO International Developed Equity

4 See Investment Company Act Release No. 24828, Section II.C.1 (January 17, 2001).

Securities and Exchange Commission	- 5 -	June 21, 2019

Allocation Fund, GMO Benchmark-Free Fund, and GMO Strategic Opportunities Allocation Fund. The Registrant notes that these Funds invest primarily in other series of GMO Trust and indirectly pay the management fees charged by the underlying funds in which they invest.

GMO Foreign Small Companies Fund

7.	The Staff notes that the description of the Fund’s “Principal investment strategies” in the Fund Summary section of the Prospectus states that the Fund “invests directly and indirectly (e.g., through underlying funds or derivatives) at least 80% of its assets in securities of small companies that are tied economically to countries other than the United States, including both developed and emerging countries (emerging countries are generally excluded from the Fund’s benchmark)” (the “Name Policy”). With respect to the Fund’s investments in derivatives, please confirm to the Staff that the Fund uses mark-to-market value, rather than notional value, of the derivatives for determining whether the Fund complies with its Name Policy.

Response: As noted in the adopting release to Rule 35d-1 under the 1940 Act, Rule 35d-1 “permit[s] an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” Consistent with this statement and the general purposes of Rule 35d-1 under the 1940 Act, the Registrant uses either a derivative contract’s notional value or market value, depending on which value the Registrant believes best reflects the economic characteristics of the investment exposure provided by the derivative contract. That said, the Registrant notes that GMO Foreign Small Companies Fund’s use of derivatives typically is relatively limited and does not materially impact the Fund’s compliance with its Name Policy.

8.	If the market capitalization range of companies in which the Fund may invest, as referenced in its Name Policy, is wider than that of the benchmark, please explain why the benchmark is appropriate.

Response: The Registrant submits that the benchmark, the S&P Developed ex-U.S. Small Cap Index, is appropriate for the Fund and conforms to relevant disclosure requirements. The Registrant notes that the Fund seeks to invest primarily in the equities of non-U.S. small capitalization companies and that the benchmark is an independently maintained and widely published index comprised of non-U.S. small capitalization stocks. One of the primary reasons for the wider range of companies is that the index is updated infrequently (typically, annually) such that a company may be included in the index for an extended period of time notwithstanding that the company no longer meets the index inclusion criteria. If the Fund’s definition mirrored that of the index, the Fund could be restricted from investing in companies in the index, which could result in unintended tracking error. The Registrant is not aware of Commission or Staff guidance indicating that the market capitalization range of the companies in a Fund’s Name Policy must precisely align with that of the Fund’s benchmark. The market capitalization ranges applicable to both the Fund and the benchmark are clearly disclosed to shareholders in the Fund’s “Principal investment strategies” and the Registrant believes its definition of “small companies” (i.e., companies whose outstanding

Securities and Exchange Commission	- 6 -	June 21, 2019

publicly traded equities are in the lowest 25% of publicly traded market capitalization (float) in a particular country at the time of investment) is a reasonable and appropriate definition.5

GMO Emerging Markets Fund

9.	The Staff notes that the description of the Fund’s “Principal investment strategies” in the Fund Summary section of the Prospectus states that “[i]n addition to investing in companies tied economically to emerging markets, the Fund may invest in companies that GMO believes are likely to benefit from growth in the emerging markets.” Please confirm to the Staff that investments in companies likely to benefit from growth in emerging markets are not part of the Fund’s Name Policy test.

Response: The Registrant confirms that, under normal circumstances, the Fund invests directly and indirectly at least 80% of its assets in investments tied economically to emerging markets. The Registrant further confirms that, for the purpose of compliance with its Name Policy Test, the Fund does not consider its investments in companies that GMO believes are likely to benefit from growth in emerging markets unless those companies are tied economically to emerging markets.

Supplemental Performance Information

10.	The Staff notes that the “Supplemental Performance Information” heading for the performance information relevant to GMO High Yield Fund may imply that the supplemental performance shown in this section belongs to the Fund. Please revise the heading to clarify that this section discusses prior related performance of the Adviser.

Response: The Registrant has revised the relevant heading to “Supplemental Performance Information of Similar Accounts.”

11.	Please confirm that the performance shown for the High Yield Composite has been adjusted to reflect the fees and expenses included in GMO High Yield Fund’s fee table, including the maximum applicable purchase premium.

Response: The Registrant confirms that the performance shown for the High Yield Fund Composite has been adjusted in light of GMO High Yield Fund’s fees and expenses. (The Registrant notes that GMO High Yield Fund does not charge a purchase premium.) As disclosed, for periods after June 25, 2018, the performance of the Composite consists only of the performance of the Fund, net of fees and expenses for Class III shares. For periods prior to June 25, 2018, the performance of the Composite reflects the performance of a single account managed by GMO as a standalone strategy within the broader portfolio of a registered investment company that did not charge management or shareholder service fees. The Composite’s performance has been adjusted on a one-time basis to reflect the fees and anticipated expenses of Class III shares of the Fund.

5 See footnote 43 to Investment Company Act Release No. 24828 (January 17, 2001).

Securities and Exchange Commission	- 7 -	June 21, 2019

GMO Series Trust

Multiple Funds

12.	The Staff notes that certain GMO Series Trust Funds (including GMO U.S. Equity Series Fund) state under “Performance” in the Fund Summary section of the Prospectus that “[a]s of the date of this Prospectus, the Fund had not commenced operations.” Please confirm that this statement is still true.

Response: The Registrant confirms that GMO U.S. Equity Series Fund, GMO Core Plus Bond Series Fund, GMO Emerging Country Debt Series Fund, and GMO Opportunistic Income Series Fund have not commenced operations as of the date of this letter. The Registrant has updated disclosure for GMO Emerging Domestic Opportunities Series Fund and GMO SGM Major Markets Series Fund to reflect their recent commencement of operations.

GMO Climate Change Series Fund and GMO Resources Series Fund

13.	The Staff notes that the descriptions of the Funds’ “Performance” in the Fund Summary sections of the Prospectus state that the returns prior to the date the Fund commenced operations are those of Class III shares of GMO Climate Change Fund (in the case of GMO Climate Change Series Fund) or GMO Resources Fund (in the case of GMO Resources Series Fund), adjusted to reflect the estimated gross operating expenses (on a percentage basis) that are expected to be borne by shareholders of each class of shares of the Fund. Please consider clarifying in the disclosure that these returns are relevant because GMO Climate Change Fund and GMO Resources Fund are the master funds in which these Funds invest.

Response: The Registrant notes that the “Principal investment strategies” disclosure for each GMO Series Trust Fund, including GMO Climate Change Series Fund and GMO Resources Series Fund, defines the underlying GMO Trust Fund by name and explains that the GMO Series Trust Fund invests substantially all of its assets in Class III shares of that GMO Trust Fund. This disclosure further provides that the GMO Series Trust Fund’s investment objective and principal investment strategies are substantially similar to those of the underlying GMO Trust Fund. The Registrant submits that the returns of the underlying GMO Trust Fund (with appropriate expense adjustments), for periods prior to the date the corresponding GMO Series Trust Fund commenced operations, are relevant to GMO Series Trust Fund investors, as they provide an indication of the risks of investing in the Fund. The Registrant further submits that the reference to the underlying GMO Trust Fund in the “Performance” section for each GMO Series Trust Fund is clear and not misleading to investors.

Climate Change Series Fund

14.	In the “Management of the Fund” section in the Fund Summary section of the Prospectus, please include the year of the Fund’s inception in the table disclosing the Senior Members’ length of service with the Fund.

Securities and Exchange Commission	- 8 -	June 21, 2019

Response: The requested disclosure has been added.

*       *       *       *       *       *

Very truly yours,

/s/ Sarah Clinton

Sarah Clinton

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Esq., Ropes & Gray LLP